

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2023

Karl Hanneman
Chief Executive Officer
International Tower Hill Mines Ltd.
2710-200 Granville Street
Vancouver, BC, V6C 1S4
Canada

> **Re: International Tower Hill Mines Ltd.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 8, 2023**
> **File No. 001-33638**

Dear Karl Hanneman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

General

1. Please utilize sequential and unique numbering on the pages in any amendment that is necessary to resolve the concerns outlined in the comments that follow.

Financial Statements
Note 2 - Summary of Significant Accounting Policies, page FS-48

2. We note your disclosures on pages 81 and FS-49 stating that your mineral project "is currently in the exploration and evaluation phase" which appears to be consistent with disclosures on page 51, explaining that you expect to continue to incur losses in the foreseeable future, expressing uncertainty as to whether you will ever begin production, and clarifying that you do not consider the Livengood Gold Project to be commercially viable based on the prevailing commodity prices.

However, these disclosures are not consistent with numerous disclosures elsewhere in your filing indicating the property is in the development stage and having reported proven and probable mineral reserves for the property.

Please clarify the nature of support for any disclosures of proven and probable reserves that you believe should be retained, including the investment and market assumptions made in formulating a view on economic viability and compiling your preliminary feasibility study, and submit the revisions that you propose to clarify the status of the property and to resolve the inconsistencies referenced above.

3. We note your disclosures on pages 81 and FS-49 describing various circumstances under which you would test the costs capitalized for your mineral property for impairment, which include "a current-period operating or cash flow loss combined with a history of operating or cash flow losses," which is consistent with FASB ASC 360-10-35-21(e).

    However, we do not see any disclosures of impairment as would be provided pursuant to FASB ASC 360-10-50-2, or of the qualitative and quantitative information that would be necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations, as would be required to comply with Item 303(b)(3) of Regulation S-K.

    We understand that the amounts you have capitalized for the mineral property represent acquisition costs incurred predominantly in 2006, 2011 and 2012, and that the balance has remained relatively unchanged for over ten years. We see that the balance exceeds the net present values associated with the Base Case disclosed on pages 19-7, 22-7, 22-7, and 138 of your pre-feasibility studies dated October 29, 2021, March 8, 2017, September 8, 2016, and September 4, 2013, respectively, as calculated using a discount rate of 5%. We also note disclosures on pages 51 and 67, explaining that you have incurred losses and have had no revenue from operations since inception, which you indicate was in 1978, and that you have not completed any material exploration on the property since 2012.

    Given these various circumstances, it appears that you would need to have conducted impairment testing in accordance with FASB ASC 360-10-35-29 through 35 on a periodic basis for an extended period of time. Please describe to us the extent of any impairment testing that you have conducted pursuant to this guidance since 2012, provide us with the analyses that either were conducted or that will be conducted for recoverability as of the end of your most recently completed fiscal year, and submit any revisions that you propose to clarify your efforts and the results of your impairment testing in this regard.

4. We note your disclosure on page 51, referring to the document you filed as Exhibit 96.1, stating that although the Technical Report Summary underlying your disclosures of proven and probable reserves indicates the project would generate "a minimal positive return" using a gold price of $1,680 per ounce, the company "...would need to see higher gold prices over a sustained period for the Project to be commercially viable."

As the definition of *preliminary feasibility study* in Item 1300 of Regulation S-K depends on the qualified person having determined that extraction of the mineral reserve is *economically viable* under reasonable investment and market assumptions, it is unclear how your position with regard to the price that would yield a commercially viable project would be consistent with reporting proven and probable reserves. It is also unclear how the Base Case that is shown on page 19-7 of the Technical Report Summary showing an after-tax net present value of $44.6 million and an internal rate of return of 5.3%, while assuming that the discount rate would be 5%, would need to change when using a discount rate that is reflective of and consistent with the project uncertainties and risk.

Please consult with the qualified person involved in preparing the Technical Report Summary regarding these observations and describe for us the assessments that were made in considering these factors and establishing correlation between the discount rate and the uncertainties and risk of the project; or explain to us how this would need to change to reflect reasonable investment and market assumptions.

Please explain to us how you would reasonably expect to obtain financing for the project based on the economics illustrated in the Base Case, if this is your view.

5. We note that your description of *cash equivalents* on page 49 encompasses "highly liquid investments with original maturities of twelve months or less," which diverges from the definition provided in the FASB Master Glossary, which generally includes only investments with original maturities of three months of less.

Please submit the revisions that you propose to your financial presentation and the associated disclosures elsewhere in the filing that would be necessary to conform with this guidance, or explain to us why you believe it would not apply to you.

Exhibit 96.1 Livengood Gold Project, page 63

6. The Technical Report Summary that you have filed as support for your disclosures of mineral resources and reserves does not include all of the content prescribed by Item 601(b)(96) of Regulation S-K. We have identified the information that should be provided in the remaining comments in this letter. Please discuss these observations with the qualified persons involved in preparing the report and arrange to obtain and file a revised Technical Report Summary that includes all of the required information.

You may submit a draft of the revised report for review prior to filing your amendment.

Section 6 - Geological Setting and Mineralization and Deposit
6.1.2 Mineralization and Alteration, page ES-6

7. At least one stratigraphic column is required to comply with Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.

Section 10 - Mineral Processing and Metallurgical Testing
10.8 Opportunities for Further Investigation, page ES-10

8.   The opinion of the qualified person on the adequacy of the data is required by Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.

Section 12 - Mineral Reserve Estimates
12.3.3.6 Open Pit Design Results, page ES-12

9.   The opinion of the qualified person on how the mineral reserve estimates could be materially affected by risk factors associated with any aspect of the modifying factors or changes therein is required by Item 601(b)(96)(iii)(B)(12)(vi) of Regulation S-K.

Section 17 - Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups, page ES-17

10.   The opinion of the qualified person as to the adequacy of current plans to address any issues related to environmental compliance, permitting, and local individuals or groups is required by Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact George K. Schuler, Mining Engineer at (202) 551-3718 if you have questions regarding comments on your mineral property information. You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation